3/28

03007895

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Perfect Fry Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 1609 FISCAL YEAR 10-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/7/03

PERFECT FRY COMPANY®

PERFECT FRY

REPORT 2002

CORPORATION


PERFECT FRY COMPANY
CAUTION
IN CASE OF FIRE
PULL

CORPORATE PROFILE

Perfect Fry Corporation is a public company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers and accessories. The highly efficient Perfect Fryer is slightly larger than a microwave oven, requires no external ventilation systems, and incorporates proprietary built-in air filtration and fire prevention systems.

Perfect Fry's prime market niche is the fast-food retail industry that sells popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores. The Perfect Fryer and complementary products enjoy rapidly growing sales in Canada, the United States, South America, Europe, Australia, Asia and the Middle East.

At the center of the Company's aggressive market development activities is an international network of independent distributors and dealers supported by an extensive marketing and sales promotion infrastructure. This infrastructure is the most visible element of a plan for growth the Company has spent several years developing. It leverages the Company's core strengths: an innovative employee and management team; an in-depth knowledge of domestic and international niche markets; proven creativity in product development; multi-disciplinary technical competencies and a commitment to customer service that is second to none in the industry.

Perfect Fry offers investors these key ingredients to equity growth:

- an effective and experienced management team dedicated to growing the Company and building value
- a creative, multi-discipline team of employees who are encouraged to 'think outside the box'
- a strong financial structure, ready access to capital to finance growth, excellent credit, no debt and sophisticated financial reporting and inventory tracking systems
- state-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- a rapidly expanding distribution network supported by a strong marketing and sales infrastructure, and food-industry alliances and incentive programs
- a production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- a track record of excellence in product quality, customer care and corporate integrity.

ANNUAL MEETING

Perfect Fry Corporation's Annual Meeting for fiscal year 2002: April 14, 2003 at 9:00 a.m. at 3700, 30th Floor, 237 - 4 Ave SW, Calgary, Alberta, Canada.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

2002 HIGHLIGHTS

- Perfect Fry returned record profitability in Fiscal 2002, with net earnings of $367,000 or four cents a share, after a loss of two cents a share the previous year.

- Record revenues of almost $3.6 million were a substantial improvement over the $2.5 million in Fiscal 2001 and $2.6 million in Fiscal 2000. All of the Company's sales regions showed increases.

- Due to the Perfect Fry's record revenues and strong earnings performance, the Company became debt-free during 2002.

- Fiscal 2002 was the first full year in which the Company benefited from its new marketing and sales strategy and new marketing support materials.

- Perfect Fry invested in business development initiatives during the year with visits to several of the Company's market regions in the United States, as well as to Europe, Australia, and the U.K. The Company also participated in a number of international trade shows including Dubai, Kuala Lumpur, Hong Kong, Mexico, Singapore, Barcelona and Birmingham, England.

- A second export agent for Perfect Fry was retained, a reflection of the Company's growing international market for the Perfect Fryer and related products. The new export agent has 40 years experience in the field and will cover our developing markets in Europe and South America. The Company will add more agents as sales growth warrants.

- Perfect Fry also took action in Fiscal 2002 to maintain its growth in its established markets in North America. These initiatives included working with food distributors to enrich incentive programs while adding new distributors and their creative incentive programs.


The Perfect Fry Company

Perfect Fry Company participated directly and indirectly in many trade shows again this year. President & CEO, Gary Calderwood, in conjunction with our Australian distributor, attended Fine Foods Australia 2002 in September in Sydney, Australia (seen above).

Letter from the Chairman and President

Our Letter to Shareholders this year represents a milestone Perfect Fry has been working toward for some time. We are pleased to report that revenue for Fiscal 2002 of $3,585,948 was the highest in the history of the Company, while earnings of $366,786 were the second highest on record. Revenue exceeded by a healthy $992,035 our previous record, in Fiscal 2000, of $2,593,912.

These achievements are particularly gratifying considering a market environment characterized by struggling economies in target markets like the United States, Europe and Asia, and the fact the Company introduced a price increase in May 2001. We are also pleased that the Company was able to return excellent earnings while retiring all remaining debt.

Our record revenue is a result, in part, of the Company's new sales and marketing infrastructure. Fiscal 2002 was the first complete year in which Perfect Fry experienced the full benefits of this deliberately crafted infrastructure. It is the most visible part of a broad plan Perfect Fry has been developing for several years to grow and create value in the Company.

At the core of Perfect Fry's plan for growth is a focus on profitably leveraging the strengths the Company has been building for almost two decades. Among these strengths are the considerable knowledge Perfect Fry now has of our domestic and international niche markets, the Company's extensive multi-disciplinary technical abilities, its proven creativity in product development and the desire to exceed our industry regulations. Supporting this plan is a firm Company commitment to ensuring our customer service always goes 'above and beyond' expectations, an employee and management skill development program based on priority needs and an effective and lean management team.

Perfect Fry believes that to realize on its future growth opportunities it must move aggressively on three fronts:

- exploit the potential of existing markets;
- utilize our unique knowledge and skill to expand into promising new markets; and
- apply our creativity and product development talents to regularly introduce new products and product enhancements that will complement and diversify our current product line.

During the year the Company appointed a second export agent. The appointment was in response to the positive reception Perfect Fry is experiencing in international markets. The agent will handle our growing markets in Europe and South America and brings more than 40 years experience in this field. Last year, Perfect Fry appointed its first export agent, to help the Company with market demand in Asia and the Middle East. We will add more export agents as sales growth warrants.

These appointments illustrate the Company's strategy of developing international markets while continuing to develop our "home" markets in Canada and the U.S. The goal is to capitalize on the large market opportunities and the growing recognition of the Perfect Fryer's exceptional quality by the international marketplace, while lessening the Company's dependency on North America. Accordingly, the Company undertook business development tours to Europe, Australia, England, Ireland, Malaysia and Singapore. The Company also participated in food industry and industry-related trade shows in Barcelona, Dubai, London, Birmingham, Singapore, Australia and Hong Kong, in addition to numerous shows attended in Canada and the U.S.

In keeping with Perfect Fry's plans to further develop its North American markets the Company, during Fiscal 2002, added to and enriched existing food incentive programs offered by food manufacturers. These strategic alliances continue to expand the awareness of our products among potential new customers. Under the programs, purchasers of Perfect Fryers can receive coupons with values of up to thousands of dollars from participating manufacturers. The Company has also successfully promoted the Perfect Fryer to a number of small to mid-sized chain accounts and will continue pursuing more of these multi-unit customers.

Letter from the Chairman and President (con't)

The Company has now achieved a level of recognition and credibility in that Perfect Fryers are enjoying exceptional exposure in a wide spectrum of shows beyond those where the Company is an exhibitor or Company representatives otherwise participate directly. Examples of this exposure include regional, national and international trade shows for food industry segments such as convenience stores, the restaurant, beverage and hospitality industries, food manufacturers and other suppliers to the food industry and various trade associations.

Perfect Fry also experienced encouraging progress during the year in its research and development activities. Primary focus is on ensuring the Perfect Fryer remains the most innovative and highest quality product on the market and on developing new products that will further diversify the Company's businesses. A number of products complementary to the Company's core products are nearing the testing stage, with introduction to the market targeted for 2004.

The exceptional year that Perfect Fry experienced in Fiscal 2002 could not have occurred without the remarkable efforts and support of our employees. We act as a family and work as a team. We are grateful also for the counsel and guidance that our Board of Directors provided to the Company during the year.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

MANAGEMENT DISCUSSION AND ANALYSIS

SUMMARY of FINANCIAL PERFORMANCE

($ in 000's – except per share amounts.)

	Quarterly - 2002					Total Year – ending October 31			
	Q1	Q2	Q3	Q4		2002	2001	2000	1999
Revenue	$730	$1,074	$858	$924		$3,586	$2,460	$2,594	$2,475
Operating	$674	$917	$765	$685		$3,041	$2,283	$2,128	$2,149
Non-Operating	$59	$57	$57	$5		$178	$414	$288	$207
Net Earnings	($3)	$100	$36	$234		$367	($237)	$178	$119
Earnings per share	0.00	$0.01	0.00	0.03		$0.04	($0.02)	$0.02	$0.01

REVENUE

Perfect Fry experienced strong sales for Fiscal 2002, achieving record revenue of almost $3.6 million. This is an increase of 46% over revenue of $2.5 million in Fiscal 2001, and a 38% increase over revenue of $2.6 million in Fiscal 2000, the previous record year. Strongest growth by market sector was in the United States, the Company's largest single market, where revenue increased by 55.2% to $2.33 million from only $1.5 million in Fiscal 2001. The higher revenue is primarily a result of an increase in the sale of products although a portion can be attributed to a price increase introduced in May 2001.

The Company began Fiscal 2002 strongly with first quarter revenue of $729,677, setting an all-time record for the first quarter. Revenue exceeded substantially the previous record for the first quarter of $615,235 set in 1997. The pace continued in the second quarter when revenue of $1,074,239 became the largest single-quarter revenue in the Company's 17-year history. This compared with $687,952 in the second quarter of Fiscal 2001, a year-over-year second-quarter increase of $386,287, or 56%. The previous highest revenue quarter was the third quarter of Fiscal 1995 with $861,308. The third quarter again generated strong results, with revenue of $858,426, a 23% increase over third quarter revenues of $695,469 in the previous year. The fourth quarter also ended strongly, with revenue of $924,000, a growth of 78% over revenue of $519,917 in the fourth quarter of Fiscal 2001.

Management believes this success is largely a result of the marketing and sales initiatives undertaken during Fiscal 2002 and the supporting infrastructure the Company has been building for several years. This includes a number of collaborative and strategic alliances with national food manufacturers which both support the Company's sales and marketing initiatives and draw increased attention by the industry to our Perfect Fryer.

During the year, Perfect Fry added to its marketing and distribution infrastructure by appointing a second export agent. The new agent has more than 40 years of related experience and will be responsible for serving the Company's markets in Europe and South America. Last year, the Company's first export agent was appointed to handle markets in Asia and the Middle East. The agent was instrumental in successfully arranging a tour to introduce Perfect Fry to key contacts in the Kuala Lumpur and Singapore markets. The Company will be monitoring market growth and will look forward to appointing additional export agents as sales volumes warrant.

	Years ended October 31		
Revenue – in $000's	2002	2001	Percentage change
USA	**$2,328**	**$1,500**	**+55.2%**
Canada	**$779**	**$638**	**+22.1%**
International	**$479**	**$322**	**+48.8%**
Total Revenue	**$3,586**	**$2,460**	**+45.8%**
Expenses – Operating & US Marketing	**$3,041**	**$2,283**	**+33.2%**
Operating Margin	**$545**	**$177**	**+207.9%**
Operating Margin as % of Total Revenue	**15.2%**	**7.2%**	**+111.1%**

MANAGEMENT DISCUSSION AND ANALYSIS (con't)

EXPENSES

Operating expenses for the year increased by 33.2% to $3,041,262, compared with $2,283,232 the previous year, reflecting the increased sales activity. Non-Operating expenses decreased to $177,900, in Fiscal 2002, compared with $414,435, in Fiscal 2001, which included a one-time write-down of inventory of $217,000. Other expenses for the year included the international business development initiatives undertaken. These included marketing tours in the United States, Europe, the United Kingdom, and Australia. The Company also participated in selected food industry trade shows in Singapore, Barcelona, Dubai and Birmingham, England. The benefits of these international tours were quickly reflected in increased international sales.

NET EARNINGS

Net earnings of $366,786 or $0.04 a share marked a return to positive earnings after the previous year's loss of $237,234 or ($0.02) a share. Management believes the increased earnings in Fiscal 2002 reflect a return to a better global economy after the tragic events of September 11, 2001. Operating margins also improved to $544,686 compared with $177,201 the previous year. Similarly the operating margin (Revenues less Operating Expenses) as a percentage of Revenues also showed a substantial improvement, to 15.2% in Fiscal 2002 compared with 7.2% in Fiscal 2001, an improvement of 111%.

LIQUIDITY AND CAPITAL RESOURCES

During Fiscal 2002, Perfect Fry retired all of its debt. The Company's liquidity position as measured by the current ratio (current assets divided by current liabilities) has improved as a result of the strong performance in Fiscal 2002. The current ratio was 7.4 at the end of this fiscal year, compared with 2.8 at the end of the previous year. It is expected that operating cash flows will amply support future growth and capital expenditures of the Company. Perfect Fry has in place an operating bank credit facility of $600,000, none of which was utilized at year-end.

OUTLOOK

Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure enabled the Company to benefit from Canada's strong economic growth during the year and to improve its performance in the United States despite a struggling economy there. Management believes its marketing and sales infrastructure, its plan for growth and the employee and management team in place all position the Company to capitalize on sales opportunities as the economies in other countries regain their vigor.

During the year, Perfect Fry also took initiatives to further develop its traditional markets in Canada and the United States by enriching its present sales incentives while identifying growth opportunities within these markets.

The Company's investments in research and development continue to generate improvements that advance the Company's product and quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D (research and development) priority is to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers. To that end two new products began the prototyping stage during the year, and a third product is on the drawing board.

FORWARD LOOKING STATEMENTS

Certain comments in this Management's Discussion and Analysis and elsewhere in this 2002 Annual Report of Perfect Fry Corporation contain forward looking statements which are based on the Company's current expectations and assumptions. These are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, but may not be limited to, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2002 and 2001

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Management is responsible for the production of the Company's consolidated financial statements. Management believes that the financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts based on estimates and judgements that it believes are reasonable under the circumstances.

The independent auditors appointed by the shareholders of the Company have audited the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

Jack F. Senior	Gary G. Calderwood
Chairman of the Board	President and CEO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Dart Bryant

Dart Bryant Chartered Accountants

Calgary, Canada
December 17, 2002

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2002 AND 2001

ASSETS

	2002 $	2001 $
CURRENT		
Cash and cash equivalents	288,068	-
Accounts receivable	696,012	369,624
Inventories (Note 2)	674,404	1,310,602
Prepaid expenses	22,770	4,702
	1,681,254	1,684,928
PROPERTY, PLANT AND EQUIPMENT (Note 3)	155,010	155,088
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	676,549	682,679
	2,512,813	2,522,695

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002 $	2001 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	-	265,930
Accounts payable and accrued liabilities	227,026	337,764
	227,026	603,694
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	1,461,471	1,461,471
Retained earnings	824,316	457,530
	2,285,787	1,919,001
	2,512,813	2,522,695

Commitment (Note 7)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
REVENUE	3,585,948	2,460,433
OPERATING EXPENSES		
Cost of goods, selling and administration	2,627,480	1,986,417
US marketing initiatives	413,782	296,815
Total operating expenses	3,041,262	2,283,232
NON-OPERATING EXPENSES		
Interest	19,406	38,108
Amortization		
Deferred product development costs	115,973	117,310
Property, plant and equipment	42,521	42,017
Inventory write-down, Model 686	-	217,000
Total non-operating expenses	177,900	414,435
	3,219,162	2,697,667
NET EARNINGS (LOSS)	366,786	(237,234)
RETAINED EARNINGS, beginning of year	457,530	694,764
RETAINED EARNINGS, end of year	824,316	457,530
EARNINGS (LOSS) PER SHARE (Basic and Diluted – Note 6)	.04	(.02)

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings (loss)	366,786	(237,234)
Items not affecting cash		
Amortization of deferred product development costs	115,973	117,310
Amortization of property, plant and equipment	42,521	42,017
	525,280	(77,907)
Changes in non-cash working capital		
Accounts receivable	(326,388)	8,402
Inventory	636,198	211,944
Prepaid expenses	(18,068)	1,547
Accounts payable and accrued liabilities	(110,738)	18,163
	181,004	240,056
	706,284	162,149
INVESTING		
Additions to deferred product development costs	(109,843)	(91,838)
Additions to property, plant and equipment	(42,443)	(26,280)
	(152,286)	(118,118)
FINANCING		
	-	-
INCREASE (DECREASE) IN CASH POSITION	553,998	44,031
CASH (BANK INDEBTEDNESS), beginning of year	(265,930)	(309,961)
CASH (BANK INDEBTEDNESS), end of year	288,068	(265,930)
Note:		
Interest paid	19,406	38,108
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiary companies, all of which are wholly-owned.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost. Amortization is provided as follows:

Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company ultilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make near-term estimates is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

All revenue is derived from the assembly and sale of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 12 months.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2002 AND 2001

2. INVENTORIES

	2002 $	2001 $
Finished goods	411,087	945,105
Parts	263,317	365,497
	674,404	1,310,602

3. PROPERTY, PLANT AND EQUIPMENT

2002	Cost $	Accumulated Amortization $	Net Book Value $
Office and equipment	420,412	278,123	142,289
Leasehold improvements	42,486	29,765	12,721
	462,898	307,888	155,010

2001	Cost $	Accumulated Amortization $	Net Book Value $
Office and equipment	378,813	238,956	139,857
Leasehold improvements	41,641	26,410	15,231
	420,454	265,366	155,088

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	2002 $	2001 $
Deferred product development costs	1,706,581	1,596,738
Accumulated amortization	1,030,032	914,059
	676,549	682,679

5. BANK INDEBTEDNESS

The Company has a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus 1.25% and are secured by all assets of the business.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2002 AND 2001

6. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	2002	2001
Issued and Outstanding at beginning of year	9,788,656	9,788,656
Issued during the year	-	-
Issued and Oustanding at end of year	9,788,656	9,788,656

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at the end of year 2002.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended Oct 31	2002	2001	2002	2001	2002	2001
Basic earnings per share	366,786	$(237,234)	9,788,656	9,788,656	$0.04	$(0.02)
Diluted earnings per share	366,786	$(237,234)	9,788,656	9,788,656	$0.04	$(0.02)

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	Options Issued and Outstanding		Weighted Average Exercise Price	
	2002	2001	2002	2001
Outstanding at beginning of year	505,000	575,000	$ .27	$ 0.28
Options forfeited	(135,000)	(70,000)	.20	0.29
Options exercised	-	-	-	-
Outstanding at end of year	370,000	505,000	.30	0.27
Options exercisable at year-end	370,000	431,600		
Options held by directors and officers	215,000	365,000		

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at Oct. 31/02	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at Oct. 31/02	Weighted Average Exercise Price
$0.30	370,000	1.67	$0.30	370,000	$0.30

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2002 AND 2001

7. COMMITMENT

The company is committed to future annual operating lease payments for facilities, not including operating costs as follows:

	$
2003	52,420
2004	13,105

8. EXPORT SALES

The Company's operations are conducted in one business segment: however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue	2002	2001
USA	$2,328,528	$1,499,615
Canada	777,834	638,493
Other International	479,586	322,325
Total	$3,585,948	$2,460,433

9. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The fair values of all financial instruments are estimated to approximate their carrying values due to their short-term nature. All credit risk is within the foodservice industry.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2002 AND 2001

10. INCOME TAXES

The Company ultilizes the liability method of tax allocation for accounting for income taxes.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2002 $	2001 $
Net earnings	366,786	(237,234)
Combined Federal and Provincial income tax rate	39.2%	42.1%
Computed income tax provision (recovery)	143,780	(99,876)
Increase (decrease) resulting from		
Recognition of future tax assets		
previously allowed for including rate changes	(154,620)	(5013)
Inventory Allowance	(2,305)	91,357
Non-deductible amortization	8,156	8,759
Other	4,989	4,773
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2002 $	2001 $
2005	104,500	104,500
2007	60,500	60,500
2008	67,000	67,000
2009	9,500	-
	241,500	232,000

Significant components of the Company's future tax assets as of October 31, 2002 at 39.2% and 2001 at 42.1% are as follows:

	2002 $	2001 $
Operating losses carried forward	94,500	97,500
Tax values of assets in		
excess of accounting values	708,000	894,000
Capital losses carried forward	167,000	179,000
Investment tax credits carried forward	128,500	100,000
Total future tax assets	1,098,000	1,271,000
Valuation allowance	(1,098,000)	(1,271,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

615 71st Avenue SE
Calgary, AB, Canada
T2H 0S7
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of October 31, 2002 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY
IN CASE OF
FIRE
PULL
PULL HANDLE

PERFECT FRY

REPORT 2002

CORPORATION

PRINTED IN CANADA

PERFECT FRY COMPANY ®